Filed by Alpha Beta Netherlands Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

May 12, 2011

Frankfurt/Main 12 May 2011

Statement: The Management and Supervisory Boards of Deutsche Börse AG recommend acceptance of the offer made by Alpha Beta Netherlands Holding N.V.

•	Combination of Deutsche Börse and NYSE Euronext creates the world’s premier global exchange group

•	Superior value creation through enhanced growth profile and significant synergies

•	Management and Supervisory Boards of Deutsche Börse recommend that all shareholders accept the offer

Management Board and Supervisory Board of Deutsche Börse Aktiengesellschaft today made a joint statement in accordance with Section 27 of the German Securities Acquisition and Takeover Act (WpÜG) on the voluntary takeover offer published on 4 May 2011 by Alpha Beta Netherlands Holding N.V. The Management Board and the Supervisory Board recommend that the shareholders of Deutsche Börse AG accept the offer under which they will receive one share of the Dutch holding for each share in Deutsche Börse. The Dutch holding will be the joint holding company of Deutsche Börse AG and NYSE Euronext in the combined company.

Reto Francioni, CEO of Deutsche Börse AG, said: “The combination with NYSE Euronext will drive significant long-term value for all shareholders through superior cash flow generation, a strong balance sheet and a clear path to value creation. The unique growth opportunities and specific, clearly identified synergies will allow the combined company to maintain a shareholder-friendly distribution policy while providing it with the flexibility to invest, grow and innovate to meet the demands of the global marketplace.”

Manfred Gentz, Chairman of the Supervisory Board of Deutsche Börse AG, said: “Management Board and Supervisory Board are convinced that this transaction is in the interest of Deutsche Börse AG and its shareholders. Management Board and Supervisory Board therefore recommend that all shareholders accept the exchange offer.”

The recommendation made by the Management Board and the Supervisory Board of Deutsche Börse AG is based on the following key rationales:

Strategic aspects: Management Board and Supervisory Board of Deutsche Börse AG expect that the combination offers significant strategic opportunities for shareholders. As a leading provider of capital market services, the joint company would offer clients a global business model, product innovation and an extended choice of technological and market information solutions. Deutsche Börse’s position in the global settlement and custody market will provide an excellent starting point for further enhancing the integrated capital market infrastructure services. In addition, the combination would create substantial strategic growth opportunities in Asia and Latin America.

Synergies: Management Board and Supervisory Board of Deutsche Börse AG believe that the combination will create significant cost savings and revenue synergies. Across all areas of the new company full run rate cost synergies of €400 million are expected. Based on further joint integration planning, Deutsche Börse and NYSE Euronext have also made progress on the revenue synergies. The original expectation of at least €100 million in revenue synergies has now been increased to at least 150 million €. The incremental revenue synergies result from bundling sales opportunities and cross-selling activities that will make the combined Group the preferred partner, particularly in Asia and other emerging markets. Furthermore, by bringing together development and innovation capabilities, Deutsche Börse and NYSE Euronext expect to see stronger growth in new products and services that create lasting additional value for customers.

Participation in future value creation: Management Board and Supervisory Board of Deutsche Börse AG point out that the consideration the shareholders of Deutsche Börse AG are entitled to consists of shares in the new holding. This will enable shareholders to participate in potential future value creation in the combined company.

The full version of the statement is available on www.deutsche-boerse.com/reasonedstatement. Please note that the information contained in this press release is neither an explanation of nor an addition to the information contained in the joint statement and that only the joint statement made in accordance with section 27 WpÜG applies. The statement will be published in German and English. The German version will prevail.

Contact:

Deutsche Börse:

Rüdiger Assion, +49.69.211.15004

Frank Herkenhoff, +49.69.211.13480

Hering Schuppener Consulting:

Alexander Geiser

Simon Steiner +49.69.92.18.74.0

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. NYSE Euronext will mail the definitive proxy statement/prospectus (when finalized) to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and the offer document regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available), the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The definitive proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com. The offer document is available at Holding’s Web site at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer is not being made directly or indirectly in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.